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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A, 811-09481.

 FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 8-A.

(a) Subject to paragraph (b) below, this form may be used for registration pursuant to Section 12(b) or (g) of the Securities Exchange
Act of 1934 of any class of securities of any issuer which is required to file reports pursuant to Section 13 or 15(d) of that Act or pursuant to an order exempting the exchange on which the issuer has securities listed from registration as a national securities exchange.
(b) If the registrant would be required to file an annual report pursuant to Section 15(d) of the Act for its last fiscal year, e xcept for the fact that the registration statement on this form will become effective before such report is required to be filed, an annual report for such fiscal year shall nevertheless be filed within the period specified in the appropriate annual report form.
(c) If this form is used for the registration of a class of securities under Section 12(b), it shall become effective:
(1) If a class of securities is not concurrently being registered under the Securities Act of 1933 (15 U.S.C. 77a et seq.) Securities
Act), upon the later of receipt by the Commission of certification from the national securities exchange listed on this form or the filing of the Form 8-A with the Commission; or
(2) If a class of securities is concurrently being registered under the Securities Act, upon the later of the filing of the Form 8-A with the Commission, receipt by the Commission of certification from the national securities exchange listed on this form or effectiveness of the Securities Act registration statement relating to the class of securities.


(d) If this form is used for the registration of a class of securities under Section 12(g), it shall become effective:
(1) If a class of securities is not concurrently being registered under the Securities Act, upon the filing of the Form 8-A with the
Commission or
(2) If class of securities is concurrently being registered under the Securities Act, upon the later of the filing of the Form 8-A with the Commission or the effectiveness of the Securities Act registration statement relating to the class of securities.


B. Application of General Rules and Regulations.

(a) The General Rules and Regulations under the Act contain certain general requirements which are applicable to registration on any form. These general requirements should be carefully read and observed in the preparation and filing of registration statements on this form.
(b) Particular attention is directed to Regulation l2B which contains general requirements regarding matters such as the kind and size of paper to be used legibility, information to be given whenever the title of securities is required to be stated, incorporation by reference and the filing of the registration statement. The definitions contained in Rule 12b-2 should be especially noted.


Persons who are to respond to the collection of informationcontained in this form are not required to respond unless theform displays a currently valid OMB control number.

SEC 1922 (02-08) 1 of 4

C. Preparation of Registration Statement.

This form is not to be used as a blank form to be filled in, but only as a guide in the preparation of the registration statement on paper meeting the requirements of Rule l2b-12. The registration statement shall contain the item numbers and captions, but the text of the items may be omitted. The answers to the items shall be prepared in the manner specified in Rule 12b-l3.

D. Signature and Filing of Registration Statement.

Eight complete copies of the registration statement, including all papers and documents filed as a part thereof (other than exhibits)
 shall
be filed with the Commission and at least one such copy shall be filed with each exchange on which the securities are to be registered. Exhibits shall be filed with the Commission and with any exchange in accordance with the Instructions as to Exhibits. At least one copy of the registration statement filed with the Commission and one filed with each exchange shall be manually signed. Unsigned copies shall be conformed.

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OMB APPROVAL
OMB Number: 3235-0056
Expires: October 31, 2011
Estimated average burden
hours per response . . . . . . . 3.0

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934


FAC PROPERTYS LLC,1329 NEEDHAM AVENUE BRONX NEW YORK 10469.
(Exact name of registrant as specified in its charter)

NEW YORK 36-4660775
(State of incorporation or organization)
(I.R.S. Employer Identification No.)

1329 NEEDHAM AVENUE BRONX NEW YORK 10469
(Address of principal executive offices) (Zip Code)

Securities to be registered pursuant to Section
12(b) of the Act: CIK.0001521373.

SIC.6189 ASSET-BACKED SECURITIES
Title of each class Name of each exchange on which to be so registered each class is to be registered


If this form relates to the registration of a class of
 securities pursuant to Section 12(b) of the Exchange
Act and is effective pursuant to
General Instruction A.(c), check the following box.YES


If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to
General Instruction A.(d), check the following box.YES


Securities Act registration statement file number to which this form relates: 021-160233 (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act: OF 1934

ASSET-BACKED SECURITIES (SIC.6189.)
(Title of class)

CIK:0001521373. CCC: J8WESEW#. PMAC: 4UM*TPFT.
(Title of class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT
Item 1. Description of Registrant Securities to be Registered.

Furnish the information required by Item 202 of Regulation
S-K (229.202 of this chapter), as applicable.

Instruction. If a description of the securities comparable to that required here is contained in any prior filing with the Commission, such description may be incorporated by reference to such other filing in answer to this item. If such description will be included in a form of prospectus subsequently filed by the registrant pursuant to
 Rule 424(b) under the Securities Act (230.424(b) of this chapter), this registration statement shall state that such prospectus shall be deemed to be incorporated by reference into the registration statement.
 If the securities

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are to be registered on a national securities exchange and the description has not previously been filed with such exchange, copies of the description shall be filed with copies of the application filed with the exchange.

Item 2. Exhibits.

List below all exhibits filed as a part of the registration statement:

Instruction. See the instructions as to exhibits, set forth below.

SIGNATURE

Pursuant to the requirements of Section l2 of the Securities
Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

(Registrant) FERRIS CHRISTIAN
Date JUN/06/2011
By FERRIS CHRISTIAN EXECUTIVE OFFICER.

Print the name and title of the signing officer under his signature.

INSTRUCTIONS AS TO EXHIBITS

If the securities to be registered on this form are to be registered on an exchange on which other securities of the registrant are registered, or are to be registered pursuant to Section 12(g) of the Act, copies of all constituent instruments defining the rights of the holders of each class of such securities, including any contracts or other documents which limit or qualify the rights of such holders, shall be filed as exhibits with each copy of the registration statement filed with the Commission or with an exchange, subject to Rule 12b-32 regarding incorporation of exhibits by reference.

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